                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 6
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                             NPSP ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            -------------------------

                                    351321104
                      (Cusip Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
    TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
        $150,116,350                                            $16,062
--------------------------------------------------------------------------------

*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction  value derived by multiplying  9,209,592 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $16.30 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:    $15,248    Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 6, 2006
Amount Previously Paid:    $245       Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 13, 2006
Amount Previously Paid:    $541       Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 27, 2006
Amount Previously Paid     $28        Filing Party: Newcastle Partners, L.P.
Form or Registration No.   SC TO-T    Date Filed:   February 3, 2006
--------------------------------------------------------------------------------

  |_| Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X|    third-party tender offer subject to Rule 14d-1.
      |_|    issuer tender offer subject to Rule 13e-4.
      |_|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

          This  Amendment No. 6 to Tender Offer  Statement on Schedule TO amends and  supplements the statement  originally  filed on January 6, 2006, as amended and  restated on February 3, 2006,  and as  subsequently  amended on February 8,
2006,  by  F&H  Acquisition  Corp.,  a  Delaware  corporation  ("Parent"),  NPSP
Acquisition Corp. (the "Purchaser"),  a Delaware  corporation and a wholly owned subsidiary of Parent, Newcastle Partners, L.P., a Texas limited partnership, and
Steel  Partners II,  L.P.,  a Delaware  limited  partnership.  This  Schedule TO relates to the offer by the  Purchaser  to purchase  all  outstanding  shares of common  stock,  par  value  $0.01  per  share  (the  "Shares"),  of Fox &  Hound
Restaurant Group, a Delaware  corporation (the "Company"),  at $16.30 per Share, net to the seller in cash,  without interest,  upon the terms and subject to the conditions  set forth in the  Amended  and  Restated  Offer to  Purchase,  dated
February 3, 2006 (the  "Amended and  Restated  Offer to  Purchase"),  and in the
related  Letter  of  Transmittal   (which,   together  with  any  amendments  or
supplements thereto,  collectively  constitute the "Offer"). The information set forth in the Amended and Restated  Offer to Purchase  and the related  Letter of
Transmittal is incorporated  herein by reference with respect to Items 1 through
9 and 11 of this Schedule TO.

         The Expiration  Date of the Offer has been extended to 12:00  Midnight,
New York City time,  on Friday  February  24,  2006.  The full text of the press release  issued by Parent on February 17, 2006,  announcing the extension of the
Expiration  Date of the Offer is filed  herewith  as  Exhibit  (a)(5)(xii).  All references  in the Offer to  Purchase,  Letter  of  Transmittal,  the  Letter to
Brokers, Dealers,  Commercial Banks, Trust Companies and Other Nominees, and the
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
and Other  Nominees,  to the Expiration  Date as 12:00  Midnight,  New York City
time, on Thursday,  February 16, 2006,  are hereby amended and restated to refer to the  Expiration  Date as 12:00  Midnight,  New York  City  time,  on  Friday,
February 24, 2006.

 ITEM 10.    FINANCIAL STATEMENTS.

          Not applicable.

 ITEM 11.    ADDITIONAL INFORMATION.

          On February 17, 2006, Parent issued a press release announcing that it has extended the Expiration Date of the Offer, as those terms are defined in the
Amended and Restated Offer to Purchase,  to 12:00 Midnight,  New York City time, on Friday,  February 24, 2006. As of the close of business on February 16, 2006,
8,476,691  shares of Fox & Hound  common  stock  have been  tendered  in and not withdrawn  from the Offer.  The press release  issued by Parent  announcing  the extension of the Offer is attached hereto as Exhibit (a)(5)(xii).

 ITEM 12.    EXHIBITS.

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii) Amended and Restated Offer to Purchase dated February 3, 2006.*

(a)(1)(ix)   Revised Form of Letter of Transmittal.*

(a)(1)(x)    Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(xi)   Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*
(a)(1)(xii)  Revised  Form of Letter to  Clients  for use by  Brokers,  Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)    Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)   Text of press release issued by Parent, dated February 2, 2006.*

(a)(5)(xii)  Text of press release issued by Parent, dated February 17, 2006.

(d)(1)       Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and
             NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)       Agreement and Plan of Merger,  dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound
             Restaurant  Group, and for limited  purposes,  Newcastle  Partners,
             L.P. and Steel Partners II, L.P.*

(d)(3)       Confidentiality  Agreement,  dated as of December 13, 2005,  by and among  F&H  Acquisition  Corp.,  Newcastle  Partners,  L.P.,  Steel
             Partners II, L.P. and Fox & Hound Restaurant Group.*

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

                                   NEWCASTLE PARTNERS, L.P.

                                   By: Newcastle Capital Management, L.P.
                                       its General Partner
                                   By: Newcastle Capital Group, L.L.C.
                                       its General Partner

                                   By: /s/ Mark E. Schwarz
                                       --------------------------
                                   Name: Mark E. Schwarz
                                   Title: Managing Member

                                   STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C.
                                       General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       --------------------------
                                   Name: Warren G. Lichtenstein
                                   Title: Managing Member

                                   F&H ACQUISITION CORP.

                                   By: /s/ Mark E. Schwarz
                                       --------------------------
                                   Name: Mark E. Schwarz
                                   Title:  President and Chief Executive Officer

                                   NPSP ACQUISITION CORP.

                                   By: /s/ Mark E. Schwarz
                                       --------------------------
                                   Name: Mark E. Schwarz
                                   Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii) Amended and Restated Offer to Purchase dated February 3, 2006.*

(a)(1)(ix)   Revised Form of Letter of Transmittal.*

(a)(1)(x)    Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(xi)   Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*
(a)(1)(xii)  Revised  Form of Letter to  Clients  for use by  Brokers,  Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)    Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)   Text of press release issued by Parent, dated February 2, 2006.*

(a)(5)(xii)  Text of press release issued by Parent, dated February 17, 2006.

(d)(1)       Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and
             NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)       Agreement and Plan of Merger,  dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound

             Restaurant  Group, and for limited  purposes,  Newcastle  Partners,
             L.P. and Steel Partners II, L.P.*

(d)(3)       Confidentiality  Agreement,  dated as of December 13, 2005,  by and among  F&H  Acquisition  Corp.,  Newcastle  Partners,  L.P.,  Steel
             Partners II, L.P. and Fox & Hound Restaurant Group.*

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed